FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of January 2, 2026

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Weekly Report (December 29 2025 – January 2, 2026) on the Second Tranche of Tenaris Share Buyback Program.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 2, 2026

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Weekly Report (December 29, 2025 – January 2, 2026) on the Second Tranche of Tenaris Share Buyback Program.

Luxembourg, January 2, 2026. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) announced today that pursuant to its Second Tranche of the USD1.2 billion Share Buyback Program announced on November 2, 2025, covering up to USD600 million to be executed in the open market, it has repurchased the following ordinary shares from December 29, 2025 to (and including) January 2, 2026:

From December 29, 2025 to (and including) January 2, 2026, the Company has purchased a total of 3,320,025 ordinary shares for a total consideration of €54,583,501 equivalent to USD64,206,753.

As of January 2, 2026, the Company held in treasury 62,328,172 ordinary shares equal to 5.81% of the total issued share capital.

Tenaris intends to cancel treasury shares purchased under the Programs in due course.

Details of the above transactions, are available on Tenaris’s corporate website under the Share Buyback Program Section https://ir.tenaris.com/share-buyback-program.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.